SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 2)
Hyatt Hotels Corporation
(Name of Issuer)
Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)
448579102
(CUSIP Number) Lewis M. Linn, as Trustee 3555 Timmons Lane, Suite 800 Houston, Texas 77027 (713) 961-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2012
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

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1.	NAME OF REPORTING PERSON Lewis M. Linn, not individually, but solely as trustee of LaSalle G.C. Trust #3.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0*
	9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 0*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14.	TYPE OF REPORTING PERSON (See Instructions) OO

________________________________

*
Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

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The Reporting Person (as defined in this Schedule 13D) is party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 164,002,394 shares of Common Stock outstanding as of October 26, 2012. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent less than 0.1% of the total voting power of the Common Stock as of October 26, 2012. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 26, 2012, which is comprised of 45,387,810 shares of Class A Common Stock and 118,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	SCHEDULE 13D	Page 4 of 8

EXPLANATORY NOTE: This constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the Reporting Person with the SEC on August 26, 2010 pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1(a) thereunder (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Person on December 4, 2012 (“Amendment No. 1”, together with the Original Schedule 13D, the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used in this Amendment No. 2 without being defined herein have the respective meanings given to them in the Schedule 13D.

Item 4.                      Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On December 11, 2012, the Reporting Person agreed to transfer all of the remaining 64,941 shares of Class B Common Stock in the aggregate to limited liability companies whose members are one or more Thomas J. Pritzker Family Trusts and Gigi Pritzker Pucker Family Trusts for consideration of $36.64 per share, or $2,379,438.24 in the aggregate. The transfers qualified as “Permitted Transfers” for purposes of the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock transferred to limited liability companies whose members are one or more Thomas J. Pritzker Family Trusts and Gigi Pritzker Pucker Family Trusts remained shares of Class B Common Stock following the transfers. The parties consummated the transfers on December 18, 2012.

Except as described in this Item 4, the Reporting Person currently has no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5.                      Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Person in the aggregate may be deemed to be the beneficial owner of no shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock beneficially owned by the Reporting Person. The number of shares of Class B Common Stock beneficially owned by the Reporting Person represents 0.0% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Reporting Person represents 0.0% of the total number of shares of Common Stock outstanding and 0.0% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule A attached to this Amendment No. 2 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 2 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Person.

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Schedule B attached to this Amendment No. 2 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 2 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Person and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2012

Lewis M. Linn, not individually, but solely as trustee
of LaSalle G.C. Trust #3.

By:	/s/ Lewis M. Linn
Name:	Lewis M. Linn
Title:	Trustee

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Schedule A

Certain Information Regarding the
Reporting Person1

	Class A Common Stock2		Class B Common Stock3		% of Total Common Stock4	% of Total Voting Power5
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Lewis M. Linn, not individually, but solely as trustee of LaSalle G.C. Trust #3.	—	—	—	—	—	—

________________________________

1	All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012.
2
The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 45,387,810 shares of the Class A Common Stock outstanding as of October 26, 2012.

3	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 118,614,584 shares of Class B Common Stock outstanding as of October 26, 2012.
4
The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 45,387,810 shares of Class A Common Stock and 118,614,584 shares of Class B Common Stock outstanding as of October 26, 2012.

5
With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 26, 2012, which is comprised of 45,387,810 shares of Class A Common Stock and 118,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	SCHEDULE 13D	Page 8 of 8

Schedule B

Certain Information Regarding the
Separately Filing Group Members1

	Class A Common Stock2		Class B Common Stock3		% of Total Common Stock4	% of Total Voting Power5
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Co-Trustees of the U.S. Situs Trusts6	-	-	-	-	-	-
Trustee of the Non-U.S. Situs Trusts7	-	-	3,447,946	3.0%	2.1%	2.9%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons8	-	-	21,696,202	18.8%	13.2%	18.0%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons9	-	-	2,518,572	2.2%	1.5%	2.1%
Trustees of the James N. Pritzker Family Trusts10	8,470	*	3,470,792	3.0%	2.1%	2.9%
Trustees of the John A. Pritzker Family Trusts11	-	-	-	-	-	-
Trustees of the Linda Pritzker Family Trusts12	-	-	-	-	-	-
Trustees of the Karen L. Pritzker Family Trusts13	-	-	8,584,104	7.4%	5.2%	7.1%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons14	10,499	*	10,018,946	8.7%	6.1%	8.3%
Trustees of the Daniel F. Pritzker Family Trusts15	-	-	10,001,457	8.7%	6.1%	8.3%
Trustees of the Anthony N. Pritzker Family Trusts16	-	-	6,186,817	5.4%	3.8%	5.1%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons17	-	-	18,345,937	15.9%	11.2%	15.3%
Trustees of the Jay Robert Pritzker Family Trusts18	-	-	6,051,483	5.2%	3.7%	5.0%
Trustee of the Richard Pritzker Family Trusts19	-	-	-	-	-	-
Pritzker Family Group Totals	18,969	*	90,322,256	78.2%	55.1%	75.1%
* Less than 1% beneficial ownership

1 All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as adjusted to account for the conversion of 1,623,529 and 1,556,713 shares of Class B Common Stock into Class A Common Stock pursuant to sales by a Separately Filing Group Member on December 6, 2012 and December 12, 2012, respectively.

2 The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on  48,568,052 shares of the Class A Common Stock outstanding as of October 26, 2012, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

3 The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 115,434,342 shares of Class B Common Stock outstanding as of October 26, 2012, as adjusted.

4 The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on  48,568,052 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock outstanding as of October 26, 2012, as adjusted.

5 With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 26, 2012, as adjusted, which is comprised of  48,568,052 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

6 See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

7 See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

8 See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.  Thomas J. Pritzker holds 59,853 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96 and 31,852 SARs that are currently exercisable at an exercise price of $41.74.  The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common

Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

9 See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

10 See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

11 See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

12 See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

13 See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

14 See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

15 See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

16 See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

17 See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

18 See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

19 See the Schedule 13D filed on August 26, 2010, as amended, by CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.